

August 1, 2011

Via E-mail
Mingwang Lu
Chairman of the Board and Chief Executive Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone, Xinzheng City
Zhengzhou, Henan Province, China 451191

> **Re: China Gerui Advanced Materials Group Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 19, 2011**
> **Form 6-K Filed May 23, 2011**
> **File No. 1-34532**

Dear Mr. Lu:

We have reviewed your response letter dated July 11, 2011, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 38

1. It appears to us that your cash management strategy has had a material impact on your operating results and liquidity and should be more thoroughly discussed in future filings. In this regard, it is not clear why you have decided to invest $186 million of your assets in cash and restricted cash given your return on these assets and why you have decided to carry $130 million of short-term notes payable and term loans given the related interest expense. Please revise future filings to address the purpose of your cash reserves and to provide investors with disclosures that will enable them to better understand the financial statement impact and business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification. Please provide us with the disclosures that you intend to include in future filings.

Consolidated Statements of Cash Flows, page F-6

2. Please explain to us how you determine the effect on change of exchange rates on cash as presented in your statements of cash flows, including why the impact was positive in 2010 based on the decline in year-end exchanges rates from December 31, 2009 to December 31, 2010 as noted in your accounting policy disclosures.

3. Basis of Presentation and Summary of Significant Accounting Policies, page F-9
(b) Foreign currency translation, page F-10

3. We note your response to comment 9 in our letter dated June 27, 2011 including your statement that the Company uses the US dollar for "financial reporting purposes". In addition to disclosing the functional currencies of Wealth Rainbow and Henan Green in future filings, please also disclose, and tell us supplementally, the functional currency of China Gerui, the parent company and registrant.

(h) Impairment of long-lived assets, page 12

4. We note your response to comment 10 in our letter dated June 27, 2011, where you note that you evaluate your long-lived assets for impairment at the entity level. Please provide us with a comprehensive explanation of how you determined that the entity level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In this regard, the disclosures in your Form 20-F appear to reference multiple facilities and/or multiple production lines for at least two different types of products – steel processing and chromium-plating. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

(j) Revenue recognition, page F-13

5. We note your response to comment 11 in our letter dated June 27, 2011 including your statement that you typically recognize revenue "upon the transfer of finished products to customers at our facilities". We also note your revenue recognition policy states that you recognize revenue "when products have been delivered to the buyer". Please reconcile these statements and, if necessary, clarify your disclosures in future filings. Please specifically tell us if you engage in bill and hold arrangements. If you do, please revise future filings to disclose, and tell us supplementally, the impact of such arrangements during each period presented and your basis for determining that your revenue recognition policy for such arrangements is appropriate and complies with SAB Topic 13.

15. Stockholders' Equity, page F-22

6. We note your response to comment 14 in our letter dated June 27, 2011. While we understand that the public warrants expired on March 21, 2011, it remains unclear how you determined that equity classification of the public warrants and underwriter warrants at the time of issuance was appropriate based on the disclosures currently provided in your fiscal

Mr. Lu
China Gerui Advanced Materials Group Limited
August 1, 2011
Page 3

year 2010 Form 20-F. As previously requested, please provide us with your analysis of your consideration of the relevant accounting guidance for these warrants at the time of issuance that resulted in your determination that equity classification was appropriate. Please ensure that you provide us the specific reference to the accounting literature you considered in your analysis and the specific reference to the accounting literature that supports your accounting. Please refer to ASC 815-40-15 for guidance.

7. We note your response to comment 15 in our letter dated June 27, 2011. Please confirm to us that you will provide disclosures similar to your response in future filings regarding the statutory surplus reserve. Please ensure that you revise your disclosure that states the statutory surplus reserve is 50% of stockholders' equity to clarify that the reserve is 50% of registered capital. Also, please provide investors with a rollforward of your registered capital in future filings.

Form 6-K Filed May 23, 2011

8. We note your response to comment 18 in our letter dated June 27, 2011. It is not clear to us how ASC 450 supports your accounting for the payment you made upon the exercise of 75% of the public warrants. Please more fully explain to us the transaction that resulted in this potential payment, the underlying reasons why you agreed to the potential payment, the identity and relationships of the parties who received the payment and a reference to the specific accounting literature that supports your accounting. Also, it is us not clear to us if this potential payment was disclosed in your fiscal year 2010 Form 20-F. If it was not disclosed, please explain to us how you determined that disclosure was not required.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief